This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, underlying supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

Return Notes Linked to the European Dividend Futures 2018 (USD) Index due December 27, 2018

J.P.Morgan

The notes are designed for investors who seek exposure to the performance of the European Dividend Futures 2018 (USD) Index, as increased by the Index Adjustment Factor. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 1.24432%, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Reference Index: European Dividend Futures 2018 (USD) Index (Bloomberg Ticker: SOLEDF18) (the "Index")

Index Adjustment Factor: 101.26%

Index Return: (Ending Index Level – Initial Index Level) / Initial Index Level

Initial Index Level: The closing level of the Index on the Pricing Date

Ending Index Level: The closing level of the Index on the Observation Date

Payment at Maturity: Payment at maturity will reflect the performance of the Index as increased by the Index Adjustment Factor. Accordingly, at maturity, you will receive an amount per $1,000 principal amount note calculated as follows:

$1,000 × (1 + Index Return) × Index Adjustment Factor

Because the Index Adjustment Factor is 101.26%, you will lose some or all of your principal amount at maturity if the Index Return reflects a decline in the closing level of the Index of more than 1.24432%. For more information on how the Index Adjustment Factor can affect your payment at maturity, please see "Hypothetical Examples of Total Return at Maturity" below.

Pricing Date: October 09, 2015

Observation Date December 21, 2018

Maturity Date: December 27, 2018

CUSIP: 48125U7L0

Preliminary Termsheet: http://www.sec.gov/Archives/edgar/data/19617/000114036115036965/formfwp.htm

Please see the term sheet hyperlinked above for additional information about the notes, including JPMS's estimated value, which is the estimated value of the notes when the terms are set.

Hypothetical Return for the Notes at Maturity



$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
Payment at Maturity
Note Payoff at Maturity
Index Performance
-30%
-20%
-10%
0%
10%
20%
30%
Index Return

The following table and examples illustrate the hypothetical total return at maturity or payment at maturity for each $1,000 principal amount note. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes an Initial Index Level of 100 and reflects the Index Adjustment Factor of 101.26%. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for more information.

- Your investment in the notes may result in a loss of some or all of your principal.
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
- No interest in the futures contract composing the Index and no interest or dividend payments or voting rights in the securities composing the Euro Stoxx 50® Index.
- The Index may not be successful or outperform any alternative strategy that might be employed in respect of the futures contract composing the Index.
- Issuance, hedging and other trading activities of financial institutions, including us, may adversely affect the value of the notes and may result in conflicts of interest.
- The issuers of the securities composing the EURO STOXX 50® Index may reduce the amount of dividends paid or cease to pay dividends at any time in their discretion.
- Prior to the expiry of the futures contract underlying the Index, the level of the Index will reflect, among other things, market expectations of the total cash dividends to be paid during the 12-month period preceding the expiry of the relevant futures contract.
- Non-U.S. securities risk
- Exchange rate risk
- Lack of liquidity - J.P. Morgan Securities LLC ("JPMS") intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
- Secondary market prices of the notes will be impacted by many economic and market factors
- JPMS's estimated value does not represent the future value of the notes and may differ from others' estimates.
- JPMS's estimated value will be lower than the issue price (price to the public) of the notes.
- JPMS's estimated value is not determined by reference to credit spreads for our conventional fixed rate debt
- The value of the notes as published by JPMS will likely be higher than JPMS' then-current estimated value of the notes for a limited time.

Hypothetical Examples of Total Return at Maturity

Ending Index Level	Index Return	Total Return on Notes
189.00000	80.00000%	82.2680%
168.00000	60.00000%	62.0160%
147.00000	40.00000%	41.7640%
136.50000	30.00000%	31.6380%
126.00000	20.00000%	21.5120%
110.25000	5.00000%	6.3230%
105.00000	0.00000%	1.2600%
103.95000	-1.00000%	0.2474%
103.69346	-1.24432%	0.0000%
99.75000	-5.00000%	-3.8030%
94.50000	-10.00000%	-8.8660%
84.00000	-20.00000%	-18.9920%
73.50000	-30.00000%	-29.1180%
63.00000	-40.00000%	-39.2440%
52.50000	-50.00000%	-49.3700%
10.50000	-90.00000%	-89.8740%
0.00000	-100.00000%	-100.0000%

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433
Registration Statement No. 333-199966
Dated: October 06, 2015